NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
www.pepcoholdings.com
NYSE: POM

FOR IMMEDIATE RELEASE
August 3, 2011

Media Contact: Robert Hainey
202-872-2680
Investor Contact: Donna Kinzel
302-429-3004

Pepco Holdings Reports Second-Quarter 2011 Financial Results;
Reaffirms Full-Year 2011 Earnings Guidance

Pepco Holdings, Inc. (NYSE: POM) today reported second quarter 2011 earnings from continuing operations of $95 million, or 42 cents per share, compared to $76 million, or 34 cents per share, in the second quarter of 2010. There were no special items in either period. The weighted average number of basic shares outstanding for the second quarter of 2011 was 226 million compared to 223 million for the second quarter of 2010.

The increase in earnings from continuing operations in the second quarter of 2011, as compared to the 2010 quarter, was the result of higher distribution revenue (primarily due to higher distribution rates in certain jurisdictions driven by higher costs and increased investment in distribution assets to enhance reliability), higher default electricity supply margins (primarily due to an adjustment for the cost recovery of higher cash working capital costs), lower interest expense, and favorable income tax adjustments (including a favorable $17 million (after-tax) interest income adjustment primarily related to a federal income tax settlement with the Internal Revenue Service (IRS) for prior tax years). Partially offsetting the earnings increases were higher Power Delivery operation and maintenance expense (primarily due to increased electric system preventative maintenance, increased tree trimming, and emergency restoration expenditures) and lower unbilled revenue associated with the Atlantic City Electric basic generation service.

"Our earnings from continuing operations reflect the effects of our investment in utility infrastructure and reasonable regulatory outcomes. Lower interest expense and tax adjustments also contributed to higher earnings," said Joseph M. Rigby, Chairman, President and Chief Executive Officer. "During the quarter, we continued to make progress on a number of important Power Delivery initiatives. The investments made as part of our Reliability Enhancement Plan are on track and we are beginning to see positive trends in the operating performance of our electric system. Our Blueprint for the Future initiatives are moving forward as planned with advanced electric meter installations largely completed in Delaware, continuing in the District of Columbia, and underway in Maryland." Rigby added, "For the remainder of 2011, we will remain focused on executing our business plan with the aim of reducing power outages, improving customer satisfaction, and earning our authorized rates of return."

1

For the six months ended June 30, 2011, earnings from continuing operations were $157 million, or 69 cents per share, compared to $104 million, or 47 cents per share, for the same period in the prior year. There were no special items in either period. The weighted average number of basic shares outstanding for the six months ended June 30, 2011 was 226 million compared to 223 million for the same period in the prior year.

The increase in earnings from continuing operations for the six months ended June 30, 2011, compared to earnings for the same period in the prior year, was the result of higher distribution revenue (primarily due to higher distribution rates in certain jurisdictions driven by higher costs and increased investment in distribution assets to enhance reliability), higher transmission revenue (primarily due to increased investment in transmission assets), higher default electricity supply margins (primarily due to an adjustment for the cost recovery of higher cash working capital costs), lower interest expense, and favorable income tax adjustments (including a favorable $17 million (after-tax) interest income adjustment primarily related to a federal income tax settlement with the IRS for prior tax years). Partially offsetting the earnings increases was higher Power Delivery operation and maintenance expense (primarily due to increased electric system preventative maintenance, increased tree trimming, and emergency restoration expenditures).

Discontinued Operations

In 2010, the Board of Directors of Pepco Holdings approved a plan for the disposition of Conectiv Energy. The plan consisted of the sale of the wholesale power generation business, which was completed on July 1, 2010, and the liquidation of all of Conectiv Energy's remaining assets and businesses, which has been substantially completed. As a result of the plan of disposition, Conectiv Energy's results of operations for the 2011 and 2010 quarterly and year-to-date periods are reported as discontinued operations. For the year-to-date 2011 period, earnings from discontinued operations were $1 million.

Earnings Guidance

Pepco Holdings reaffirms its earnings guidance range for 2011 of between $1.10 and $1.25 per share. The guidance range excludes the results of discontinued operations and the impact of any special, unusual, or extraordinary items. The guidance range assumes normal weather conditions for the remainder of the year and excludes the net mark-to-market effects of economic hedging activities associated with the retail energy supply business of Pepco Energy Services.

Recent Events

Operations

- Power Delivery electric sales were 11,823 gigawatt hours (GWh) in the second quarter of 2011, compared to 12,056 GWh for the same period in the prior year. In the electric service territory, cooling degree days decreased by 15% for the three months ended June 30, 2011,

2

compared to the same period in 2010. Weather adjusted electric sales were 11,580 GWh in the second quarter of 2011, compared to 11,457 GWh for the same period in the prior year, an increase of 1%. Due to the adoption of distribution revenue decoupling mechanisms in Maryland and the District of Columbia, approximately 64% of forecasted 2011 electric distribution revenue is not affected by weather.

- Through June 30, 2011, Delmarva Power had installed approximately 305,000 advanced meters in its Delaware electric service territory, largely completing the electric meter exchanges. Meter activation is expected to be completed in the third quarter of 2011. The Delaware Public Service Commission (DPSC) has approved the creation of a regulatory asset to defer Advanced Metering Infrastructure (AMI) costs between rate cases, as well as the accrual of a return on the deferred costs.

- Through June 30, 2011, Pepco had installed approximately 102,000 advanced meters in its District of Columbia service territory. Pepco expects to complete the meter exchanges by the end of 2011. The District of Columbia Public Service Commission (DCPSC) has approved the creation of a regulatory asset to defer AMI costs between rate cases, as well as the accrual of a return on the deferred costs.

- In June 2011, Pepco began full deployment of advanced meters in its Maryland service territory, with the goal of having the installations completed by the end of 2012. The Maryland Public Service Commission (MPSC) has approved the creation of a regulatory asset to defer AMI costs between rate cases, as well as the accrual of a return on the deferred costs.

- PJM Interconnection is in the annual process of evaluating the region's overall transmission needs. PJM has stated that it expects to complete this evaluation in August 2011. While the PJM process is not complete, we currently expect that the outcome of the evaluation will be a delay of the in-service date for the Mid-Atlantic Power Pathway (MAPP) project of several years beyond the currently planned in-service date of June 1, 2015.

- In the second quarter of 2011, Pepco Energy Services signed $35 million in energy efficiency contracts.

- In the second quarter of 2011, Pepco Energy Services incurred $2 million of net mark-to-market losses compared to $1 million of net mark-to-market gains in the second quarter of 2010. For the six months ended June 30, 2011, Pepco Energy Services incurred $4 million of net mark-to-market losses compared to $1 million of net mark-to-market losses for the same period in the prior year. The mark-to-market losses/gains result from derivative contracts that economically hedge the delivery of electricity and gas to retail customers. The mark-to-market losses as of June 30, 2011 are expected to reverse upon Pepco Energy Services delivery of the underlying commodity to its retail customers.

Regulatory Matters

- On July 8, 2011, Pepco filed an electric distribution base rate case in the District of Columbia. The filing seeks approval of an annual rate increase of $42 million, based on a requested return on equity of 10.75%. A decision by the DCPSC is expected in the second quarter of 2012.

- On July 8, 2011, the MPSC approved the settlement agreement in Delmarva Power's electric base rate case. The MPSC granted a $12 million annual increase in Delmarva Power's electric distribution base rates. The new rates were effective July 8, 2011. Although the return on equity was not specified in the proposed settlement, the Commission authorized that the return on equity for purposes of calculating the allowance for funds used during construction and regulatory asset carrying costs would remain unchanged. The current return on equity for those items is 10%. The MPSC also authorized a Phase II proceeding to explore methods to address the issue of regulatory lag.

- On June 21, 2011, the DPSC approved the settlement agreement in Delmarva Power's natural gas delivery base rate case. The DPSC granted a $6 million annual increase in Delmarva Power's natural gas delivery base rates, based on a 10% return on equity. The new rates were effective July 1, 2011. As permitted by Delaware law, Delmarva Power implemented interim rate increases of $2.5 million on August 31, 2010 and $7.7 million on February 2, 2011. The excess amount collected will be returned to customers.

Financing

- On August 1, 2011, Pepco Holdings, Pepco, Delmarva Power, and Atlantic City Electric entered into an agreement with a syndicate of lenders to amend the $1.5 billion credit facility, including an extension of the term of the facility until August 1, 2016.

- On May 2, 2011, Delmarva Power purchased approximately $35 million of 4.9% tax-exempt put bonds due 2026 pursuant to a mandatory repurchase obligation triggered by the expiration of the original interest period for the bonds. On June 1, 2011, Delmarva Power resold the bonds with a new interest rate of 0.75%. The bonds are subject to mandatory repurchase by Delmarva Power on June 1, 2012.

Cross-Border Energy Leases

- In June 2011, at the request of the lessees, Pepco Holdings completed the early termination of a number of leases in its cross-border energy lease portfolio. The lease termination involved all of the leases comprising one of the eight cross-border lease investments and a small portion of the leases comprising a second lease investment. Pepco Holdings received net proceeds of $161 million and recorded an after-tax gain of $3 million. The current annual tax benefits from the remaining cross-border energy lease investments are approximately $52 million. As of June 30, 2011, the equity investment in the cross-border energy leases was $1.3 billion.

- In January 2011, Pepco Holdings paid $74 million of additional tax associated with the disallowed deductions from its cross-border energy lease investment in connection with the audit of its 2001 and 2002 income tax returns, plus penalties of $1 million. In June 2011, Pepco Holdings paid $28 million in interest associated with the disallowed deductions. On July 7, 2011, Pepco Holdings filed a refund claim for the additional taxes and related interest and penalties, which it expects the IRS to deny, and if so, Pepco Holdings intends to pursue litigation in the U.S. Court of Federal Claims against the IRS to defend its tax position and recover the tax payment, interest, and penalties. Absent a settlement, litigation against the IRS may take several years to resolve.

Further details regarding changes in consolidated earnings between 2011 and 2010 can be found in the following schedules. Additional information regarding financial results and recent regulatory events can be found in the Pepco Holdings, Inc. Form 10-Q for the quarter ended June 30, 2011, as filed with the Securities and Exchange Commission, which is available at www.pepcoholdings.com/investors.

Conference Call for Investors

Pepco Holdings Inc. will host a conference call to discuss second quarter results on Friday, Aug. 5 at 11 a.m. E.T. Investors, members of the media and other interested persons may access the conference call on the Internet at http://www.pepcoholdings.com/investors or by calling 1-866-543-6403 before 10:55 a.m. The pass code for the call is 50463816. International callers may access the call by dialing 1-617-213-8896, using the same pass code, 50463816. An on-demand replay will be available for seven days following the call. To hear the replay, dial 1-888-286-8010 and enter pass code 34112348. International callers may access the replay by dialing 1-617-801-6888 and entering the same pass code 34112348. An audio archive will be available at PHI's Web site, http://www.pepcoholdings.com/investors.

Note: If any non-GAAP financial information (as defined by the Securities and Exchange Commission in Regulation G) is used during the quarterly earnings conference call, a presentation of the most directly comparable GAAP measure and a reconciliation of the differences will be available at http://www.pepcoholdings.com/investors promptly after the conclusion of the conference call.

About PHI: Pepco Holdings, Inc. (NYSE: POM) is one of the largest energy delivery companies in the Mid-Atlantic region, serving about 1.9 million customers in Delaware, the District of Columbia, Maryland and New Jersey. PHI subsidiaries Pepco, Delmarva Power and Atlantic City Electric provide regulated electricity service; Delmarva Power also provides natural gas service. PHI also provides energy efficiency and renewable energy services through Pepco Energy Services.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to understand further the results and prospects of PHI.

Pepco Holdings, Inc.

Earnings Per Share Variance
2011 / 2010

	2nd Quarter				
	Power Delivery	**Pepco Energy Services**	**Other Non-Regulated**	**Corporate and Other**	**Total PHI**
2010 Net Income/(Loss) (GAAP) - Continuing Operations 1/	**$ 0.29**	**$ 0.05**	**$ 0.03**	**$ (0.03)**	**$ 0.34**
Change from 2010 Net Income/(Loss)					
Regulated Operations					
• Distribution Revenue					
– Weather (estimate) 2/	(0.01)	–	–	–	(0.01)
– Rate Increases	0.02	–	–	–	0.02
– Other Distribution Revenue	0.01	–	–	–	0.01
• Network Transmission Revenue	–	–	–	–	–
• ACE Basic Generation Service (primarily unbilled revenue)	(0.02)	–	–	–	(0.02)
• Standard Offer Service Margin	0.03	–	–	–	0.03
• Operation & Maintenance	(0.06)	–	–	–	(0.06)
• Depreciation	(0.01)	–	–	–	(0.01)
• Other, net	0.01	–	–	–	0.01
Pepco Energy Services					
• Retail Energy Supply	–	(0.04)	–	–	(0.04)
• Energy Services	–	0.01	–	–	0.01
Other Non-Regulated	–	–	0.01	–	0.01
Corporate and Other	–	–	–	(0.01)	(0.01)
Net Interest Expense	–	0.01	–	0.07	0.08
Income Tax Adjustments					
• Interest Related to Tax Settlement (covering prior tax years)	0.04	–	0.04	–	0.08
• Other Income Tax Adjustments, net	0.02	–	–	(0.04)	(0.02)
2011 Net Income/(Loss) (GAAP) - Continuing Operations 3/	**0.32**	**0.03**	**0.08**	**(0.01)**	**0.42**
Discontinued Operations	–	–	–	–	–
Total PHI 2011 Net Income	**$ 0.32**	**$ 0.03**	**$ 0.08**	**$ (0.01)**	**$ 0.42**

1/ The 2010 weighted average number of basic shares outstanding was 223 million.

2/ The effect of weather compared to the 20-year average weather is estimated to have no impact on earnings per share.

3/ The 2011 weighted average number of basic shares outstanding was 226 million.

Pepco Holdings, Inc.

Earnings Per Share Variance
2011 / 2010

	June Year-to-Date				
	Power Delivery	Pepco Energy Services	Other Non-Regulated	Corporate and Other	Total PHI
2010 Net Income/(Loss) (GAAP) - Continuing Operations 1/	$ 0.38	$ 0.11	$ 0.05	$ (0.07)	$ 0.47
Change from 2010 Net Income/(Loss)					
Regulated Operations					
• Distribution Revenue					
- Weather (estimate) 2/	0.01	–	–	–	0.01
- Rate Increases	0.08	–	–	–	0.08
• Network Transmission Revenue	0.05	–	–	–	0.05
• ACE Basic Generation Service (primarily unbilled revenue)	(0.01)	–	–	–	(0.01)
• Standard Offer Service Margin	0.05	–	–	–	0.05
• Operation & Maintenance	(0.12)	–	–	–	(0.12)
• Depreciation	(0.02)	–	–	–	(0.02)
• Other, net	0.02	–	–	–	0.02
Pepco Energy Services					
• Retail Energy Supply	–	(0.07)	–	–	(0.07)
• Energy Services	–	0.02	–	–	0.02
Other Non-Regulated	–	–	0.02	–	0.02
Corporate and Other	–	–	–	–	–
Net Interest Expense	–	0.02	–	0.10	0.12
Income Tax Adjustments					
• Interest Related to Tax Settlement (covering prior tax years)	0.04	–	0.04	–	0.08
• Other Income Tax Adjustments, net	0.06	–	–	(0.06)	–
Dilution	(0.01)	–	–	–	(0.01)
2011 Net Income/(Loss) (GAAP) - Continuing Operations 3/	**0.53**	**0.08**	**0.11**	**(0.03)**	**0.69**
Discontinued Operations	–	–	–	0.01	0.01
Total PHI 2011 Net Income	**$ 0.53**	**$ 0.08**	**$ 0.11**	**$ (0.02)**	**$ 0.70**

1/ The 2010 weighted average number of basic shares outstanding was 223 million.

2/ The effect of weather compared to the 20-year average weather is estimated to have no impact on earnings per share.

3/ The 2011 weighted average number of basic shares outstanding was 226 million.

SEGMENT INFORMATION

	Three Months Ended June 30, 2011				
	(millions of dollars)				
	Power Delivery	Pepco Energy Services	Other Non-Regulated	Corporate and Other (a)	PHI Consolidated
Operating Revenue	$ 1,093	$ 308	$ 14	$ (6)	$ 1,409
Operating Expenses (b)	957	295	(38) (c)	(7)	1,207
Operating Income	136	13	52	1	202
Interest Income	–	–	1	(1)	–
Interest Expense	52	1	4	6	63
Other Income	8	1	–	1	10
Income Tax Expense (Benefit) (d)	20	5	30	(1)	54
Net Income (Loss) from Continuing Operations	72	8	19 (c)	(4)	95
Total Assets (excluding Assets Held For Sale)	10,803	615	1,461	1,354	14,233
Construction Expenditures	$ 204	$ 6	$ –	$ 6	$ 216

(a) Total Assets in this column includes Pepco Holdings' goodwill balance of $1.4 billion, all of which is allocated to the Power Delivery segment for purposes of assessing impairment. Total assets also include capital expenditures related to certain hardware and software expenditures which primarily benefit the Power Delivery business. These expenditures are recorded as incurred in the Corporate and Other segment and are allocated to Power Delivery once the assets are placed in service. Additionally, Corporate and Other includes intercompany amounts of $(6) million for Operating Revenue, $(4) million for Operating Expense, $(5) million for Interest Income and $(5) million for Interest Expense.

(b) Includes depreciation and amortization of $105 million, consisting of $97 million for Power Delivery, $5 million for Pepco Energy Services, $1 million for Other Non-Regulated, and $2 million for Corporate and Other.

(c) Includes $39 million pre-tax ($3 million after-tax) gain from the early termination of finance leases held in trust.

(d) Includes tax benefits of $14 million for Power Delivery primarily associated with an interest benefit related to federal tax liabilities and a $22 million reversal of previously recognized tax benefits for Other Non-Regulated associated with the early termination of finance leases held in trust.

	Three Months Ended June 30, 2010				
	(millions of dollars)				
	Power Delivery	Pepco Energy Services	Other Non-Regulated	Corporate and Other (a)	PHI Consolidated
Operating Revenue	$ 1,149	$ 476	$ 13	$ (2)	$ 1,636
Operating Expenses (b)	996	453	2	(8)	1,443
Operating Income	153	23	11	6	193
Interest Income	1	–	1	(2)	–
Interest Expense	53	5	3	28	89
Other Income	5	–	–	–	5
Income Tax Expense (Benefit)	41	8	3	(19) (c)	33
Net Income (Loss) from Continuing Operations	65	10	6	(5)	76
Total Assets (excluding Assets Held For Sale)	10,429	653	1,462	1,442	13,986
Construction Expenditures	$ 194	$ –	$ –	$ 12	$ 206

(a) Total Assets in this column includes Pepco Holdings' goodwill balance of $1.4 billion, all of which is allocated to the Power Delivery segment for purposes of assessing impairment. Total assets also include capital expenditures related to certain hardware and software expenditures which primarily benefit the Power Delivery business. These expenditures are recorded as incurred in the Corporate and Other segment and are allocated to Power Delivery once the assets are place in service. Additionally, Corporate and Other includes intercompany amounts of $(2) million for Operating Revenue, $(1) million for Operating Expense, $(13) million for Interest Income and $(13) million for Interest Expense.

(b) Includes depreciation and amortization of $93 million, consisting of $85 million for Power Delivery, $5 million for Pepco Energy Services, $1 million for Other Non-Regulated and $2 million for Corporate and Other.

(c) Includes $8 million state tax benefit from changed apportionment arising from the restructuring of certain PHI subsidiaries.

SEGMENT INFORMATION – continued

Six Months Ended June 30, 2011

(millions of dollars)

	Power Delivery	Pepco Energy Services	Other Non-Regulated	Corporate and Other (a)	PHI Consolidated
Operating Revenue	$ 2,342	$ 681	$ 28	$ (8)	$ 3,043
Operating Expenses (b)	2,088	652	(36) (c)	(12)	2,692
Operating Income	254	29	64	4	351
Interest Income	–	–	2	(2)	–
Interest Expense	102	2	7	14	125
Other Income (Expenses)	16	2	(1)	2	19
Preferred Stock Dividends	–	–	1	(1)	–
Income Tax Expense (Benefit) (d)	49	11	32	(4)	88
Net Income (Loss) from Continuing Operations	119	18	25 (c)	(5)	157
Total Assets (excluding Assets Held For Sale)	10,803	615	1,461	1,354	14,233
Construction Expenditures	$ 364	$ 7	$ –	$ 16	$ 387

(a) Total Assets in this column includes Pepco Holdings' goodwill balance of $1.4 billion, all of which is allocated to the Power Delivery segment for purposes of assessing impairment. Total assets also include capital expenditures related to certain hardware and software expenditures which primarily benefit the Power Delivery business. These expenditures are recorded as incurred in the Corporate and Other segment and are allocated to Power Delivery once the assets are placed in service. Additionally, Corporate and Other includes intercompany amounts of $(8) million for Operating Revenue, $(6) million for Operating Expense, $(10) million for Interest Income, $(9) million for Interest Expense, and $(1) million for Preferred Stock Dividends.

(b) Includes depreciation and amortization of $210 million, consisting of $194 million for Power Delivery, $9 million for Pepco Energy Services, $1 million for Other Non-Regulated, and $6 million for Corporate and Other.

(c) Includes $39 million pre-tax ($3 million after-tax) gain from the early termination of finance leases held in trust.

(d) Includes tax benefits of $14 million for Power Delivery primarily associated with an interest benefit related to federal tax liabilities and a $22 million reversal of previously recognized tax benefits for Other Non-Regulated associated with the early termination of finance leases held in trust.

Six Months Ended June 30, 2010

(millions of dollars)

	Power Delivery	Pepco Energy Services	Other Non-Regulated	Corporate and Other (a)	PHI Consolidated
Operating Revenue	$ 2,411	$ 1,023	$ 26	$ (5)	$ 3,455
Operating Expenses (b)	2,165	975	3	(12)	3,131
Operating Income	246	48	23	7	324
Interest Income	1	–	2	(3)	–
Interest Expense	104	10	7	51	172
Other Income (Expenses)	9	1	(1)	1	10
Preferred Stock Dividends	–	–	1	(1)	–
Income Tax Expense (Benefit)	67 (c)	16	6	(31) (d)	58
Net Income (Loss) from Continuing Operations	85	23	10	(14)	104
Total Assets (excluding Assets Held For Sale)	10,429	653	1,462	1,442	13,986
Construction Expenditures	$ 345	$ 1	$ –	$ 18	$ 364

(a) Total Assets in this column includes Pepco Holdings' goodwill balance of $1.4 billion, all of which is allocated to the Power Delivery segment for purposes of assessing impairment. Total assets also include capital expenditures related to certain hardware and software expenditures which primarily benefit the Power Delivery business. These expenditures are recorded as incurred in the Corporate and Other segment and are allocated to Power Delivery once the assets are placed in service. Additionally, Corporate and Other includes intercompany amounts of $(5) million for Operating Revenue, $(5) million for Operating Expense, $(25) million for Interest Income, $(25) million for Interest Expense, and $(1) million for Preferred Stock Dividends.

(b) Includes depreciation and amortization of $182 million, consisting of $167 million for Power Delivery, $9 million for Pepco Energy Services, $1 million for Other Non-Regulated and $5 million for Corporate and Other.

(c) Includes $8 million reversal of accrued interest income on uncertain and effectively settled state income tax positions.

(d) Includes $8 million state tax benefit from changed apportionment arising from the restructuring of certain PHI subsidiaries and the release of $8 million of valuation allowances on deferred tax assets related to state net operating losses, partially offset by a charge of $4 million to write off a deferred tax asset related to the Medicare Part D subsidy.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2011	2010	2011	2010
	(millions of dollars, except per share data)			
Operating Revenue				
Power Delivery	$ 1,093	$ 1,149	$ 2,342	$ 2,411
Pepco Energy Services	308	476	681	1,023
Other	8	11	20	21
Total Operating Revenue	1,409	1,636	3,043	3,455
Operating Expenses				
Fuel and purchased energy	809	1,077	1,804	2,364
Other services cost of sales	43	35	86	60
Other operation and maintenance	209	196	443	410
Depreciation and amortization	105	93	210	182
Other taxes	109	105	220	197
Gain on early termination of finance leases held in trust	(39)	–	(39)	–
Deferred electric service costs	(29)	(63)	(32)	(82)
Total Operating Expenses	1,207	1,443	2,692	3,131
Operating Income	202	193	351	324
Other Income (Expenses)				
Interest expense	(63)	(89)	(125)	(172)
Loss from equity investments	–	–	(1)	(1)
Other income	10	5	20	11
Total Other Expenses	(53)	(84)	(106)	(162)
Income from Continuing Operations Before Income Tax Expense	149	109	245	162
Income Tax Expense Related to Continuing Operations	54	33	88	58
Net Income from Continuing Operations	95	76	157	104
(Loss) Income from Discontinued Operations, Net of Income Taxes	(1)	(130)	1	(122)
Net Income (Loss)	94	(54)	158	(18)
Retained Earnings at Beginning of Period	1,062	1,244	1,059	1,268
Dividends paid on common stock	(61)	(60)	(122)	(120)
Retained Earnings at End of Period	$ 1,095	$ 1,130	$ 1,095	$ 1,130
Basic and Diluted Share Information				
Weighted average shares outstanding (millions)	226	223	226	223
Earnings per share of common stock from Continuing Operations	$ 0.42	$ 0.34	$ 0.69	$ 0.47
(Loss) Earnings per share of common stock from Discontinued Operations	–	(0.58)	0.01	(0.55)
Basic and diluted earnings (loss) per share	$ 0.42	$ (0.24)	$ 0.70	$ (0.08)

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30, 2011	December 31, 2010
	(millions of dollars)	

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 58	$ 20
Restricted cash equivalents	11	11
Accounts receivable, less allowance for uncollectible accounts of $52 million and $51 million, respectively	958	1,027
Inventories	130	126
Derivative assets	22	45
Prepayments of income taxes	98	276
Deferred income tax assets, net	89	90
Prepaid expenses and other	128	51
Conectiv Energy assets held for sale	4	111
Total Current Assets	1,498	1,757

INVESTMENTS AND OTHER ASSETS

Goodwill	1,407	1,407
Regulatory assets	1,848	1,915
Investment in finance leases held in trust	1,329	1,423
Income taxes receivable	89	114
Restricted cash equivalents	9	5
Assets and accrued interest related to uncertain tax positions	9	11
Other	170	169
Conectiv Energy assets held for sale	1	6
Total Investments and Other Assets	4,862	5,050

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment	12,431	12,120
Accumulated depreciation	(4,553)	(4,447)
Total Property, Plant and Equipment	7,878	7,673
TOTAL ASSETS	$ 14,238	$ 14,480

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30, 2011	December 31, 2010
	(millions of dollars, except shares)	
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Short-term debt	$ 395	$ 534
Current portion of long-term debt and project funding	111	75
Accounts payable and accrued liabilities	553	587
Capital lease obligations due within one year	8	8
Taxes accrued	143	96
Interest accrued	47	45
Liabilities and accrued interest related to uncertain tax positions	3	3
Derivative liabilities	47	66
Other	254	321
Liabilities associated with Conectiv Energy assets held for sale	3	62
Total Current Liabilities	1,564	1,797
DEFERRED CREDITS		
Regulatory liabilities	525	528
Deferred income taxes, net	2,749	2,714
Investment tax credits	23	26
Pension benefit obligation	214	332
Other postretirement benefit obligations	412	429
Income taxes payable	–	2
Liabilities and accrued interest related to uncertain tax positions	41	148
Derivative liabilities	9	21
Other	180	175
Liabilities associated with Conectiv Energy assets held for sale	–	10
Total Deferred Credits	4,153	4,385
LONG-TERM LIABILITIES		
Long-term debt	3,795	3,629
Transition bonds issued by ACE Funding	314	332
Long-term project funding	14	15
Capital lease obligations	82	86
Total Long-Term Liabilities	4,205	4,062
COMMITMENTS AND CONTINGENCIES		
EQUITY		
Common stock, $.01 par value – authorized 400,000,000 shares, 226,314,924 and 225,082,252 shares outstanding, respectively	2	2
Premium on stock and other capital contributions	3,299	3,275
Accumulated other comprehensive loss	(80)	(106)
Retained earnings	1,095	1,059
Total Shareholders' Equity	4,316	4,230
Non-controlling interest	–	6
Total Equity	4,316	4,236
TOTAL LIABILITIES AND EQUITY	$ 14,238	$ 14,480

POWER DELIVERY SALES AND REVENUES

Power Delivery Sales (Gigawatt Hours)	Three Months Ended June 30,		Six Months Ended June 30,	
	2011	2010	2011	2010
Regulated T&D Electric Sales				
Residential	3,855	3,773	8,630	8,650
Commercial and industrial	7,913	8,227	15,218	15,428
Other	55	56	123	124
Total Regulated T&D Electric Sales	11,823	12,056	23,971	24,202
Default Electricity Supply Sales				
Residential	3,401	3,586	7,699	8,266
Commercial and industrial	1,495	1,749	3,053	3,504
Other	18	23	37	48
Total Default Electricity Supply Sales	4,914	5,358	10,789	11,818

Power Delivery Electric Revenue (Millions of dollars)	Three Months Ended June 30,		Six Months Ended June 30,	
	2011	2010	2011	2010
Regulated T&D Electric Revenue				
Residential	$ 154	$ 149	$ 322	$ 298
Commercial and industrial	223	224	425	407
Other	78	76	160	141
Total Regulated T&D Electric Revenue	$ 455	$ 449	$ 907	$ 846
Default Electricity Supply Revenue				
Residential	$ 376	$ 418	$ 845	$ 939
Commercial and industrial	165	188	333	367
Other	41	40	83	95
Total Default Electricity Supply Revenue	$ 582	$ 646	$ 1,261	$ 1,401
Other Electric Revenue	$ 17	$ 18	$ 33	$ 33
Total Electric Operating Revenue	$ 1,054	$ 1,113	$ 2,201	$ 2,280

Power Delivery Gas Sales and Revenue	Three Months Ended June 30,		Six Months Ended June 30,	
	2011	2010	2011	2010
Regulated Gas Sales (Bcf)				
Residential	1	1	5	5
Commercial and industrial	1	1	3	3
Transportation and other	1	1	4	3
Total Regulated Gas Sales	3	3	12	11
Regulated Gas Revenue (Millions of dollars)				
Residential	$ 16	$ 14	$ 73	$ 69
Commercial and industrial	8	8	39	38
Transportation and other	2	2	5	4
Total Regulated Gas Revenue	$ 26	$ 24	$ 117	$ 111
Other Gas Revenue	$ 13	$ 12	$ 24	$ 20
Total Gas Operating Revenue	$ 39	$ 36	$ 141	$ 131
Total Power Delivery Operating Revenue	$ 1,093	$ 1,149	$ 2,342	$ 2,411

POWER DELIVERY – CUSTOMERS

	June 30, 2011	June 30, 2010
Regulated T&D Electric Customers (in thousands)		
Residential	1,635	1,628
Commercial and industrial	198	198
Other	2	2
Total Regulated T&D Electric Customers	1,835	1,828
Regulated Gas Customers (in thousands)		
Residential	114	113
Commercial and industrial	9	9
Transportation and other	-	-
Total Regulated Gas Customers	123	122

WEATHER DATA - CONSOLIDATED ELECTRIC SERVICE TERRITORY

	Three Months Ended June 30,		Six Months Ended June 30,	
	2011	2010	2011	2010
Heating Degree Days	324	286	2,679	2,593
20 Year Average	437	433	2,739	2,698
Percentage Difference from Average	-26%	-34%	-2%	-4%
Percentage Difference from Prior Year	13%		3%	
Cooling Degree Days	522	611	522	611
20 Year Average	372	351	374	353
Percentage Difference from Average	40%	74%	40%	73%
Percentage Difference from Prior Year	-15%		-15%	

PEPCO ENERGY SERVICES

Operating Summary (Millions of dollars)	Three Months Ended June 30,		Six Months Ended June 30,	
	2011	2010	2011	2010
Retail Electric Sales (GWh)	1,865 [3]	3,116	3,874 [3]	6,417
Retail Energy Supply [1]				
Operating Revenue [2]	$ 245	$ 442	$ 558	$ 951
Cost of Goods Sold [2]	227	406	516	878
Gross Margin	18 [4]	36	42 [4]	73
Operation and Maintenance Expenses	9	12	19	23
Depreciation	3	3	5	6
Operating Expense	12	15	24	29
Operating Income	**6**	**21**	**18**	**44**
Energy Services				
Operating Revenue [2]	$ 66	$ 39	$ 131	$ 84
Cost of Goods Sold [2]	45	26	92	57
Gross Margin	21 [5]	13	39 [5]	27
Operation and Maintenance Expenses	11 [6]	8	21 [6]	16
Depreciation	2	2	4	4
Operating Expense	13	10	25	20
Operating Income	**8**	**3**	**14**	**7**
Unallocated Overhead Cost	1	1	3	3
Operating Income	$ **13**	$ **23**	$ **29**	$ **48**

Notes:

(1)   Includes power generation.

(2)   Certain transactions among Pepco Energy Services businesses are not eliminated.

(3)   Retail electric sales decreased due to the continuing expiration of existing contracts in connection with the wind down of the retail energy supply business.

(4)   Retail Energy Supply gross margins decreased due to the continuing expiration of existing retail supply contracts.

(5)   Energy Services gross margins increased due to increased activity in the energy performance and high voltage construction businesses.

(6)   Operation and maintenance expenses increased due to the maintenance of various distribution systems for the thermal services business, and higher personnel costs due to growth of the energy services business.

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